UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*


                                LOEWS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   540424-10-8
            --------------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------

                                   Barry Bloom
                               667 Madison Avenue
                            New York, New York 10021
                                  212 545-2930
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 4, 2000
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 11 Pages

                                  SCHEDULE 13D

---------------------------                            -------------------------
  CUSIP NO. 540424-10-8                                       PAGE 2 OF 11 PAGES
---------------------------                            -------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (entities only)

          Laurence A. Tisch
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [_]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

          WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                         10,308,998
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                2,000,000
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                 10,308,998
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                          2,000,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,308,998
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                             [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 540424-10-8                                        PAGE 3 OF 11 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Andrew H. Tisch
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
     (See Instructions)                                            (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    1,252,000
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     20,000
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      1,252,000
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               20,000
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,272,000
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                        [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 540424-10-8                                        PAGE 4 OF 11 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Daniel R. Tisch
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
     (See Instructions)                                            (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    1,250,880
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      1,250,880
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,250,880
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                        [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 540424-10-8                                        PAGE 5 OF 11 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     James S. Tisch
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
     (See Instructions)                                            (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    1,330,000
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     58,000
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      1,330,000
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               58,000
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,388,000
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                        [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 540424-10-8                                        PAGE 6 OF 11 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Thomas J. Tisch
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
     (See Instructions)                                            (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    1,250,000
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     50,000
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      1,250,000
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               50,000
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,300,000
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                        [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

         The statement on Schedule 13D previously filed by Laurence A. Tisch is hereby amended and restated to read as set forth herein.

ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is the Common Stock, $1.00 par value per share (the "Common Stock"), of Loews Corporation, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 667 Madison Avenue, New York, New York 10021.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed jointly by Laurence A. Tisch, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch (the "Reporting Persons"), each of whom is a United States citizen.

         The business address of Laurence A. Tisch is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation is Co-Chairman of the Board of the Issuer.

         The business address of Andrew H. Tisch is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation is Chairman of the Executive Committee and member of the Office of the President of the Issuer.

         The business address of Daniel R. Tisch is c/o Mentor Partners, L.P., 500 Park Avenue, New York, N.Y. 10022. His present principal occupation is General Partner, Mentor Partners, L.P. (a partnership engaged in investment activities), 500 Park Avenue, New York, N.Y. 10022.

         The business address of James S. Tisch is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation is President and Chief Executive Officer and member of the Office of the President of the Issuer.

         The business address of Thomas J. Tisch is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation is Managing Partner of FLF Associates and Manager of Four Partners and 4-14 Partners (entities engaged in investment activities), 667 Madison Avenue, New York, N.Y. 10021.

         During the five years preceding the filing of this statement, none of the Reporting Persons was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

                               Page 7 of 11 Pages

         Because of family relationships among the Reporting Persons, they are filing jointly solely for informational purposes. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934 or Rule 13d-5 thereunder or for any other purpose, and each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person.

         Preston R. Tisch, the brother of Laurence A. Tisch, is Co-Chairman of the Board of the Issuer and beneficially owns 17,308,998 shares of Common Stock of the Issuer. Laurence A. Tisch and Preston R. Tisch together may be deemed to be "controlling" persons of the Issuer as defined in Rule 12b-2 under the Securities Exchange Act of 1934.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of the funds used by the Reporting Persons to acquire the Common Stock beneficially owned by them was personal funds of the Reporting Persons.

ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Common Stock of the Issuer to which this Schedule relates were acquired for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The aggregate number and percentage of the outstanding Common Stock (based upon a total of 98,614,000 shares reported as outstanding by the Issuer as of July 31, 2000) beneficially owned by each of the Reporting Persons as of August 4, 2000 were as follows:

             Laurence A. Tisch          12,308,998                 12.5%
             Andrew H. Tisch             1,272,000                  1.3
             Daniel R. Tisch             1,250,880                  1.3
             James S. Tisch              1,388,000                  1.4
             Thomas J. Tisch             1,300,000                  1.3

         Laurence A. Tisch has sole voting power and sole investment power with respect to 10,308,998 shares of Common Stock. The remaining 2,000,000 shares beneficially owned by him are owned by Wilma S. Tisch, his wife, and accordingly he may be deemed to share voting power and investment power with respect to such shares.

         Andrew H. Tisch has sole voting power and sole investment power as to 2,000 shares of Common Stock held by him directly and 1,250,000 shares held by Andrew H. Tisch 1991 Trust, for which he is the managing trustee. In addition, he has shared voting power and

                               Page 8 of 11 Pages
shared investment power with respect to 20,000 shares held by a charitable foundation of which he is a director.

         Daniel R. Tisch has sole voting power and sole investment power as to 500 shares of Common Stock held by him directly, 1,250,000 shares held by Daniel
R. Tisch 1991 Trust, for which he is the managing trustee, and 380 shares owned by him as custodian for a son of Andrew H. Tisch.

         James S. Tisch has sole voting power and sole investment power as to 80,000 shares of Common Stock held by him directly and 1,250,000 shares of Common Stock held by James S. Tisch 1991 Trust, for which he is the managing trustee. In addition, he has shared voting power and shared investment power with respect to 58,000 shares held by a charitable foundation of which he is a director.

         Thomas J. Tisch has sole voting power and sole investment power as to 1,250,000 shares of Common Stock held by Thomas J. Tisch 1991 Trust, for which he is the managing trustee. In addition, he has shared voting power and shared investment power with respect to 30,000 shares held by a charitable foundation of which he is a director, and he may be deemed to have shared voting power and shared investment power with respect to 20,000 shares owned by Alice M. Tisch, his wife, as custodian for their children.

         On August 4, 2000, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch, each acting through the respective 1991 Trusts referred to above, purchased 250,000 shares of Common Stock from Laurence A. Tisch in private transactions at $65.0625 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Daniel R. Tisch, Thomas J. Tisch, Andrew H. Tisch and James S. Tisch are brothers and are sons of Laurence A. Tisch.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Agreement regarding the joint filing of this statement.



                               Page 9 of 11 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 15, 2000                          /s/ Laurence A. Tisch
                                         ----------------------------------
                                             Laurence A. Tisch


                                         /s/ Andrew H. Tisch
                                         ----------------------------------
                                             Andrew H. Tisch


                                         /s/ Daniel R. Tisch
                                         ----------------------------------
                                             Daniel R. Tisch


                                         /s/ James S. Tisch
                                         ----------------------------------
                                             James S. Tisch


                                         /s/ Thomas J. Tisch
                                         ----------------------------------
                                             Thomas J. Tisch




                               Page 10 of 11 Pages